APPENDIX B

UNIFIRST CORPORATION
Nominating and Corporate Governance Committee Charter

I. General Statement of Purpose

        The Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating Committee”) of UniFirst Corporation (the “Company”) on behalf of the Board of Directors (the “Board”) is responsible for identifying individuals qualified to become board members, and recommending that the Board select the director nominees for election at each annual meeting of stockholders. The Nominating Committee is also responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes thereto.

II. Nominating Committee Composition

        The number of individuals serving on the Nominating Committee shall be fixed by the Board from time to time but shall consist of no fewer than two (2) members, all of whom shall meet the independence requirements set forth in Section 303A of the New York Stock Exchange Listed Company Manual.

        The members of the Nominating Committee shall be appointed annually by the Board and may be replaced or removed by the Board at any time with or without cause. Resignation or removal of the Director from the Board, for whatever reason, shall automatically constitute resignation or removal, as applicable, from this committee. Vacancies occurring, for whatever reason, may be filled by the Board. The Board shall designate one member of the Nominating Committee to serve as Chairman of the Nominating Committee.

III. Meetings

        The Nominating Committee generally is to meet at least once per year in person or by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, with any additional meetings as deemed necessary or appropriate by the Nominating Committee. A majority of the members of the Nominating Committee shall constitute a quorum for purposes of holding a meeting and the Nominating Committee may act by a vote of a majority of members present at such meeting. In lieu of a meeting, the Nominating Committee may act by unanimous written consent.

IV. Nominating Committee Activities

        The Nominating Committee’s responsibilities shall be to:

      A. Review of Charter

•	Review and reassess the adequacy of this Charter periodically and submit any proposed changes to the Board for approval.

      B. Annual Performance Evaluation of the Nominating Committee

•	Perform an annual performance evaluation of the Nominating Committee and report to the Board on the results of such evaluation.

      C. Selection of New Directors

•	The Nominating and Corporate Governance Committee’s policy is to review and consider all director candidates recommended by any of the Company’s directors or stockholders, such review and consideration to be effected consistent with the Company’s By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations.

•	Establish criteria for Board and committee membership, which shall include consideration of such matters as the experience and qualifications of any particular director candidate as well as such director candidate’s past or anticipated contributions to the Board and its committees, and annually reassess the adequacy of such criteria.

•	Consider recommendations in light of the requirement that a majority of the Board be comprised of directors who meet the independence requirements set forth in Section 303A of the New York Stock Exchange Listed Company Manual.

•	Identify individuals qualified to become members of the Board and recommend that the Board select the director nominees for election at each annual meeting of stockholders; provided that, if the Company is legally required by contract or otherwise to provide third parties with the ability to nominate individuals for election as a member of the Board (pursuant, for example, to the rights of holders of preferred stock to elect directors upon a dividend default or in accordance with shareholder agreements or management agreements), the selection and nomination of such director nominees shall be governed by such contract or other arrangement and shall not be the responsibility of the Nominating Committee.

•	Consider stockholder nominations to the Board in accordance with the provisions of Company’s By-laws.

•	Recommend to the Board the selection of directors for appointment to committees of the Board.

      D. Corporate Governance Guidelines

•	Develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company that meet the requirements of Subsection 9 of Section 303A of the New York Stock Exchange Listed Company Manual.

•	Review and reassess the adequacy of the Corporate Governance Guidelines annually and recommend any proposed changes to the Board for approval.

      E. Evaluation of Board of Directors and Management

•	Report annually to the Board with an evaluation of the Board and that of the Company’s management for the prior fiscal year.

      F. Matters Relating to Retention and Termination of Search Firms to Identify Director Candidates

•	Exercise sole authority to retain and terminate any search firm that is to be used by the Company to assist in identifying director candidates. The Nominating Committee shall also have sole authority to approve any such search firm’s fees and other retention terms.

V. General

•	The Nominating Committee may establish and delegate authority to subcommittees consisting of one or more of its members, when the Nominating Committee deems it appropriate to do so in order to carry out its responsibilities.

•	Minutes of all meetings of the Nominating Committee shall be kept and the Nominating Committee shall make regular reports to the Board concerning areas of the Nominating Committee’s responsibility.

•	In carrying out its responsibilities, the Nominating Committee shall be entitled to rely upon advice and information that it receives in its discussions and communications with management and such experts, advisors and professionals with whom the Nominating Committee may consult. The Nominating Committee shall have the authority to request that any officer or employee of the Company, the Company’s outside legal counsel, the Company’s independent auditor or any other professional retained by the Company to render advice to the Company attend a meeting of the Nominating Committee or meet with any members of or advisors to the Nominating Committee. The Nominating Committee shall also have the authority to engage legal, accounting or other advisors to provide it with advice and information in connection with carrying out its responsibilities.

•	The Nominating Committee may perform such other functions as may be requested by the Board from time to time.

ADOPTED: October 27, 2005